Exhibit 12
UNITED TECHNOLOGIES CORPORATION
AND SUBSIDIARIES
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(Dollars in millions)	2017	2016
Fixed Charges:
Interest expense [1]	$745	$741
Interest capitalized	25	26
One-third of rents [2]	104	96
Total fixed charges	$874	$863
Earnings:
Income from continuing operations before income taxes	$6,058	$5,860
Fixed charges per above	874	863
Less: capitalized interest	(25)	(26)
	849	837
Amortization of interest capitalized	8	7
Total earnings	$6,915	$6,704
Ratio of earnings to fixed charges	7.91	7.77

[1]
Pursuant to the guidance in the Income Taxes Topic of the Financial Accounting Standards Board Accounting Standards Codification, interest related to unrecognized tax benefits recorded was approximately $21 million and $31 million for the nine months ended September 30, 2017 and 2016, respectively. The ratio of earnings to fixed charges would have been 8.11 and 8.06 for the nine months ended September 30, 2017 and 2016, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.